SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2020 Results May 7, 2020 Page | 1

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 7, 2020 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the first quarter of 2020. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2020 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Net revenue was down 1.6%, with volume declining by 5.6% and growth in net revenue per hectoliter (NR/hl) of 4.3%. Net revenue was down in Brazil (-9.6%) and Central America and the Caribbean (CAC) (-10.2%), while up in Latin America South (LAS)1 (+22.4%) and Canada (+3.3%). In Brazil, volume was down 9.1% and NR/hl was down 0.5%. In CAC, volume declined 13.5% and NR/hl grew by 3.8%. In LAS, volume was up 6.4% and NR/hl rose by 15.0%. In Canada, volume and NR/hl increased by 3.1% and 0.1%, respectively.

Cost of goods sold (COGS): COGS and cash COGS (excluding depreciation and amortization) were up 9.3% and 10.2%, respectively. On a per hectoliter basis, COGS grew by 15.8% while cash COGS was up 16.7%, mainly due to transactional currency headwinds and inflationary pressures in Argentina.

Selling, general & administrative (SG&A) expenses: SG&A and cash SG&A (excluding depreciation and amortization) were up 8.5% and 6.6%, respectively, below our weighted average inflation (approximately 9.3%). The increase was mainly driven by inflationary pressure in Argentina and front-loaded sales and marketing investments in Brazil.

EBITDA, gross margin and EBITDA margin: EBITDA reached R$ 4,232.5 million, which corresponds to an organic reduction of 18.1%, with a gross margin of 55.2% (-450bps) and EBITDA margin of 33.6% (-680bps). The EBITDA margin was impacted by a higher cost of sales resulting from transactional currency headwinds, higher SG&A resulting from the phasing of sales and marketing expenses in Brazil and operational de-leverage from lower volumes.

Normalized profit and EPS: Normalized profit was R$ 1,227.8 million, 55.6% lower than in 1Q19, due to lower EBITDA and higher financial expenses. Normalized EPS in the quarter was R$ 0.07 (-58.6%).

Cash generation and CAPEX: Cash flow from operating activities was R$ 1,544.1 million (-25.8%) and CAPEX reached R$ 1,346.3 million (+146.6%).

1 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 21).

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 2

Financial highlights - Ambev consolidated	1Q19	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	41,296.4	39,011.5	-5.5%	-5.6%
Net revenue	12,640.1	12,602.6	-0.3%	-1.6%
Gross profit	7,532.4	6,959.4	-7.6%	-8.9%
% Gross margin	59.6%	55.2%	-440 bps	-450 bps
Normalized EBITDA	5,120.7	4,232.5	-17.3%	-18.1%
% Normalized EBITDA margin	40.5%	33.6%	-690 bps	-680 bps

Profit	2,749.1	1,211.3	-55.9%
Normalized profit	2,762.4	1,227.8	-55.6%
EPS (R$/shares)	0.17	0.07	-59.0%
Normalized EPS (R$/shares)	0.17	0.07	-58.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

MANAGEMENT COMMENTS

Ambev entered 2020 with a long-term plan to continue evolving and transforming our business in terms of consumer centricity, client service level, digital transformation and speeding up innovation, while strengthening our broader ecosystem.

Despite our strong execution during Carnival, Brazil began the year with softer beer volumes given lower consumer confidence and unfavorable weather conditions. In Canada, industry and our volumes still declined, but at a slower pace than in 2019, showing signs of recovery. CAC posted moderate volume growth, while LAS posted a strong performance, a result of our successful commercial strategy and supported by an easy comparable in Argentina.

As we advanced to March, we began to see the impacts of the COVID-19 virus pandemic on our operations. The outbreak has led to significant changes in market dynamics in both on-trade and off-trade channels. In more mature markets with higher levels of income and with a bigger weight of the off-trade channel, such as Canada, pantry loading led to volume increase in the quarter. As we move to low/mid-maturity markets, with lower disposal income, the volume trend varies according to the weight of the off-trade vs. the on-trade channel. An important element in the volume performance is the level of government restrictions on people circulation and alcohol distribution and sales. In all markets we saw a relevant increase in e-commerce sales.

In the charts below, we defined four groups of countries, as per the weight of the off-trade channel in each beer market and the household consumer expenditure2 and then matched the groups with the level of government restrictions imposed in each country in response to COVID-19, from the least strict such as on-trade closure, to the most severe cases, such as a ban on the sales and/or production of alcoholic beverages. The extent to which volumes were negatively impacted increases along the axes of the chart and is the worst in the lower right quadrant, which contains Bolivia and Guatemala.

2 Household consumer expenditure for each country is indexed at the USA household consumer expenditure, which was set at 100.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 3

Source: Canback, Euromonitor, Nielsen, Internal Sources

We have established crisis committees across our regions to implement the necessary measures to mitigate the impact of the pandemic in our results. Some of the measures undertaken were (i) suspension of most travel expenses, consulting projects, and new hires; (ii) reduction of the sales team workload; and (iii) revision of our CAPEX projects and all our non-working money and working money COGS and SG&A.

The full impact of the COVID-19 pandemic on our future results remains very uncertain, but we expect that the impact on our 2Q20 results will be materially worse than that on 1Q20. This has already become evident in our April 2020 volumes, which declined approximately 27% on a consolidated basis. Also, as volumes decline and shift towards the off-trade channel, we expect a material impact on our profitability, given the operational deleverage that should follow.

Despite the short term disruptions, we will continue to focus on: (i) becoming more customer and consumer centric; (ii) strengthening and further developing our portfolio; (iii) leveraging our unmatched distribution capability; (iv) bringing exciting innovations to consumers; (v) bolstering our digital transformation initiatives; and (vi) investing in our people. By successfully executing our plans, we should create the conditions to emerge stronger from this crisis and drive sustainable growth over the long run.

License to Operate

The on-trade lockdown started in mid-March in all countries where we operate, with some countries being more restrictive than others with regards to people circulation and sale of alcoholic beverages.

•        Brazil: most bars and restaurants are closed across the country while the off-trade channel, is for the most part open, since restrictions are determined on state and municipal levels. Almost all our 38 production facilities and most distribution centers in the country are operating.

•        CAC: in the third week of March, Dominican Republic had a curfew set between 8pm and 6am, which was then intensified to the period between 5pm and 6am in the fourth week of that month. The on-trade can only operate on delivery and no consumption of alcohol is allowed in the "Colmados" (small convenience stores). In Panama, in the third week of March a dry law was established in 33 out of 81 districts, and on March 25th the Federal Government established a dry law for the entire territory and a 24h curfew for as long as the state of emergency remains in place. All our plants in CAC are operating.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 4

•        LAS: the on-trade is closed, with more restrictive measures in Bolivia, where there is a full shutdown scenario with beer distribution restrictions, and in Chile, where there is a night curfew. Most our plants in the region are operating.

•        Canada: most bars and restaurants are closed across the country, while the off-trade and the retail channels across the provinces remain open. All our breweries in Canada are operating.

Ambev as an Ecosystem

Our number one priority is the health and safety of our employees. In addition, we believe we should also contribute more to our ecosystem and leverage our capabilities to help our community:

•        In Brazil, we are producing and donating 1 million hand sanitizers and 3 million face shields to public hospitals. We built a center for COVID-19 treatment in the city of São Paulo, with 100 beds, as an annex to M’Boi Mirim Hospital in partnership with Gerdau, Hospital Israelita Albert Einstein, Brasil ao Cubo and São Paulo City Hall. We are also donating 1.6 million liters of water to vulnerable communities. Lastly, Stella Artois and Bohemia launched campaigns to financially support restaurants and bars, respectively.

•        In CAC, in Dominican Republic we are donating bottles of water to the community and 32 thousand liters of 75% alcohol to hospitals in partnership with Ron Barceló. In Panama we are using our trucks to help deliver food across the country and we are donating 100 thousand bottles of water.

•        In LAS, in Argentina we donated 150 thousand hand sanitizers, 700 hospital beds, protection equipment, food, water and hygiene kits to the most vulnerable neighborhoods. We are also producing and donating bread made from barley in collaboration with NGOs in the country. In the other countries, our initiatives include the production and donation of around 150 thousand hand sanitizers; campaigns to raise awareness for people to stay at home; initiatives to help restaurants survive through the sale of vouchers for a future dinner; and the donation of food, water, mechanical breathing units, safety masks and equipment.

•        In Canada, we produced and donated 60 thousand hand sanitizers and 225 thousand of water cans of 355ml, we redirected our Budweiser sports investments to front line workers and to the Canadian Red Cross and also created a Rally for Restaurants campaign with Stella Artois.

Business transformation

While COVID-19 has added significant challenges to our business, it has also become a catalyst to accelerate the changes we have been implementing, namely bolstering an innovation mindset throughout the company and advancing our business transformation through technology.

One example is the innovation on how to connect with consumers. As we have been stating, our marketing strategy mantra is “Stop Interrupting, Start Entertaining” and even prior to COVID-19 our campaigns were already being guided by this concept. As we entered the lockdown period, we applied this concept to livestreaming concerts, which started as an Ambev initiative in Brazil sponsored by the brand Bohemia in late March. It was a 5-hour livestreaming concert that broke the simultaneous viewers world record at Youtube at the time, with over 700 thousand viewers, reaching 24 million views and 272 thousand mentions on social media.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 5

This triggered an unprecedented acceleration in the evolution of our connections model in Brazil, and through Draftline, we extended this format of high-quality livestream concerts with famous Brazilian singers to several other brands, such as Brahma, Brahma Duplo Malte, Budweiser and Original, embracing different music genres and passion points. By the end of March, our livestreams had reached 24 million views and, by the end of April, over 350 million, an increase of 14 times that translated in an increase in the power of many of our brands.

Our digital transformation has also gained traction as both consumers and customers call for convenience. In terms of B2C, one of our e-commerce platforms, Zé Delivery, is rapidly increasing the numbers of POCs (Points of Contacts), orders and total volume. It is connecting cold beer from supermarkets, bars, restaurants, Pit Stops and third-party distributors to our consumers in less than 60 minutes. In terms of B2B, customers are increasingly using our digital solutions, such as Parceiro Ambev and Donus, which enables the initiative sponsored by Bohemia to support bars.

In CAC, we quickly adjusted our strategy by reallocating more resources towards the off-trade: (i) mobilizing sales force to maximize volume opportunities by shifting employees from on-trade to off-trade and increasing visit frequency; (ii) guaranteeing product availability by increasing off-trade SKU production and negotiating additional spaces in stores; and (iii) boosting direct-to-consumer initiatives such as portfolio promotions for major delivery apps and the creation of our own delivery platform in Dominican Republic called “Tucerveza.do”. “Tucerveza.do” is a B2C platform that quickly delivers cold beer to consumers using our retailers as dark stores.

In LAS, we developed e-retail platforms to support small local off-trades such as the platform “Del Barrio” in Argentina and we are also improving our direct-to-consumer initiatives at different needs such as subscription clubs, e-commerce and delivery apps.

In Canada, we have shifted our campaigns to the in-home occasions, with major brands embracing their specific platforms. Stella Artois, for example, brought to the digital platform the best chefs of Rally for Restaurants to provide interactive videos and recipes of their favorite dishes that could be made at home. We are also boosting our direct-to-consumer platform and accelerating launches, especially in the ready-to-drink segment, in which we have launched 38 SKUs this quarter.

Strategic Platforms

Premiumize at scale

•        We continue to see premiumization as a trend with significant opportunity across our geographies and we continue to work on building the best portfolio to lead this trend, which will fuel our results over the next several years. Ambev premium portfolio grew mid-single digits this quarter.

•        In Brazil, even though our premium portfolio declined slightly in 1Q20, we had significant commercial highlights.

o   Stella Artois played a key role in major events, such as Carnival, International Women’s Day and now during the lockdown period, leading a movement directed towards consumers to rescue restaurants by selling a subsidize voucher for a future dinner.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 6

o   Budweiser’s quarter was marked by the SuperBowl campaign Bud X Miami, a global event with 20 Brazilian influencers.

o   Beck’s continued its roll-out focused on the southeast region of the country. This quarter it grew substantially, as we launched the 600ml returnable and one-way bottles that reach different consumption occasions.

o   Corona strengthened its brand positioning by announcing the sponsorship of Chloe Calmon, a Brazilian surfer, inviting consumers to travel and reconnect with nature during Carnival and launching its entertaining strategy with weekly videos of the Corona community travelling and exploring paradises around the world.

•        Our premium portfolio in CAC delivered exciting results, led by Corona, Stella Artois and Modelo Especial. In Dominican Republic we introduced Modelo Especial new can of 12oz and in Guatemala we launched Michelob Ultra.

•        In LAS, the premium portfolio posted double-digit growth in the quarter, led by Argentina, with strong performance of our global brands and the local premium champion Patagonia in the country. Cusqueña posted high double-digits growth in Chile, embracing the food platform.

•        In Canada, our strategy of premiumization delivered sustained solid growth, mainly driven by Corona, and our craft beers have been boosted by direct-to-consumer sales in their home markets.

Differentiate the Core

•        In Brazil, we continue to invest in transformational changes to differentiate our core portfolio.

o   We are focused on building a complete and powerful pure malt portfolio. Bohemia leads the way, having grown double or triple digits every quarter since 3Q17, and is now even stronger with a newly launched Visual Brand Identity. The strategy is reinforced by the continuous development of Skol Puro Malte and the roll-out of the newly launched Brahma Duplo Malte. We were able to adapt and boost its launch plan, using the Brahma Livestream circuit, with a strategy targeted to digital trade marketing, e-commerce and e-retail partnerships.

o   The first quarter is always a key moment for our core brands, as they take the leading role in Carnival celebrations across the country. Skol, with its new positioning - “Light beer, fun goes further, fun with more people” – was present in the main Brazilian cities and focused on creating relevant activations for local consumers in each region. The campaign “Aviãozinho Skol” (“Skol Airplane”), had amazing repercussion, not only in Brazil but in foreign media, such as The Economist. Brahma was the official beer of Street Carnival in Rio, reinforcing its longstanding relationship with the city with is campaign “the number one Carnival is back”. As a result, digital mentions of Brahma and Skol grew more than 300% during Carnival.

•        This quarter's highlights from CAC were Presidente sponsoring Dominican Republic carnival, with a nationwide pride campaign, as the country celebrates Dominican identity, nation pride and traditions in February. In Panama, Carnival was fully sponsored by Atlas Golden Light with the campaign “Buena Vibra” impacting thousands of people through consumer experiences and concerts.

•        In LAS, we continued to invest behind the differentiation of our brands: in Argentina, Quilmes, our classic lager, has returned to being the sponsor of Cosquin Rock, a traditional festival in Cordoba, and Brahma, our easy drinking lager, launched Brahma Lime, a flavor associated with summer. In Chile, we launched a new Visual Brand Identity for our main brand Becker. In the core plus segment, Andes Origen continues to grow by double-digits in Argentina and, in this quarter, we launched Andes Origen Trigueña, a low alcohol wheat beer.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 7

•        In Canada, the mainstream segment remains under pressure as consumers trade up to higher price tiers and trade out to the ready-to-drink category. Our above core portfolio outperformed the industry once again with Michelob Ultra leading the way.

Drive Smart Affordability

•        Our Brazilian regional beers, Nossa, Magnífica and Legítima, continue to post exciting results, with share gains in the states where they were launched. Magnífica is already the leading brand of the value segment in the state of Maranhão.

•        In Argentina, we continue to expand our 340ml returnable bottles across our portfolio, coupled with the 1L returnable glass bottle momentum in Paraguay.

•        In CAC, we have been implementing the affordability strategy in Dominican Republic through the 1-liter bottles and small packs.

Future Beverages

•        In 1Q20 we were absolutely focused on the activation of our innovations Beats GT and Beats 150 BPM in Carnival. We were able to generate trials, as, according to a research by Instituto Provokers, approximately 40% of the participants in the Carnival events tried our new launches, and to connect with consumers, as the Beats GT campaign in partnership with Anitta and Tinder led to a growth of more than 300% in mentions in social media.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 8

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Net revenue	12,640.1	17.5	142.8	(197.9)	12,602.6	-0.3%	-1.6%
Cost of goods sold (COGS)	(5,107.7)	(8.5)	(50.8)	(476.3)	(5,643.2)	10.5%	9.3%
Gross profit	7,532.4	9.0	92.1	(674.1)	6,959.4	-7.6%	-8.9%
Selling, general and administrative (SG&A)	(3,689.5)	(10.2)	(59.8)	(312.6)	(4,072.2)	10.4%	8.5%
Other operating income/(expenses)	231.3		(2.8)	(57.2)	171.3	-25.9%	-24.7%
Normalized operating income (normalized EBIT)	4,074.2	(1.2)	29.5	(1,044.0)	3,058.5	-24.9%	-25.6%
Exceptional items above EBIT	(18.4)		(0.1)	(5.5)	(24.1)	30.7%	29.9%
Net finance results	(672.1)				(1,536.9)	128.7%
Share of results of joint ventures	(2.1)				(6.6)	nm
Income tax expense	(632.5)				(279.7)	-55.8%

Profit	2,749.1				1,211.3	-55.9%
Attributable to Ambev holders	2,661.9				1,091.8	-59.0%
Attributable to non-controlling interests	87.2				119.5	37.0%

Normalized profit	2,762.4				1,227.8	-55.6%
Attributable to Ambev holders	2,674.8				1,107.3	-58.6%

Normalized EBITDA	5,120.7	(0.8)	37.9	(925.3)	4,232.5	-17.3%	-18.1%

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 9

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 10

AMBEV CONSOLIDATED

Ambev	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	41,296.4	21.9		(2,306.8)	39,011.5	-5.5%	-5.6%

Net revenue	12,640.1	17.5	142.8	(197.9)	12,602.6	-0.3%	-1.6%
Net revenue/hl (R$)	306.1	0.3	3.7	13.0	323.0	5.5%	4.3%
COGS	(5,107.7)	(8.5)	(50.8)	(476.3)	(5,643.2)	10.5%	9.3%
COGS/hl (R$)	(123.7)	(0.1)	(1.3)	(19.5)	(144.7)	17.0%	15.8%
COGS excl. deprec. & amort.	(4,468.1)	(8.5)	(45.9)	(454.1)	(4,976.6)	11.4%	10.2%
COGS/hl excl. deprec. & amort. (R$)	(108.2)	(0.1)	(1.2)	(18.0)	(127.6)	17.9%	16.7%
Gross profit	7,532.4	9.0	92.1	(674.1)	6,959.4	-7.6%	-8.9%
% Gross margin	59.6%				55.2%	-440 bps	-450 bps
SG&A excl. deprec. & amort.	(3,282.6)	(9.9)	(56.2)	(216.1)	(3,564.8)	8.6%	6.6%
SG&A deprec. & amort.	(406.9)	(0.3)	(3.6)	(96.5)	(507.4)	24.7%	23.7%
SG&A total	(3,689.5)	(10.2)	(59.8)	(312.6)	(4,072.2)	10.4%	8.5%
Other operating income/(expenses)	231.3		(2.8)	(57.2)	171.3	-25.9%	-24.7%
Normalized EBIT	4,074.2	(1.2)	29.5	(1,044.0)	3,058.5	-24.9%	-25.6%
% Normalized EBIT margin	32.2%				24.3%	-790 bps	-780 bps
Normalized EBITDA	5,120.7	(0.8)	37.9	(925.3)	4,232.5	-17.3%	-18.1%
% Normalized EBITDA margin	40.5%				33.6%	-690 bps	-680 bps

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 11

BRAZIL

Brazil	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	27,509.1			(2,497.7)	25,011.4	-9.1%	-9.1%

Net revenue	7,214.4			(689.2)	6,525.1	-9.6%	-9.6%
Net revenue/hl (R$)	262.3			(1.4)	260.9	-0.5%	-0.5%
COGS	(3,057.6)			107.5	(2,950.1)	-3.5%	-3.5%
COGS/hl (R$)	(111.1)			(6.8)	(117.9)	6.1%	6.1%
COGS excl. deprec. & amort.	(2,680.0)			76.9	(2,603.1)	-2.9%	-2.9%
COGS/hl excl. deprec. & amort. (R$)	(97.4)			(6.7)	(104.1)	6.8%	6.8%
Gross profit	4,156.8			(581.7)	3,575.1	-14.0%	-14.0%
% Gross margin	57.6%				54.8%	-280 bps	-280 bps
SG&A excl. deprec. & amort.	(1,826.0)			(80.5)	(1,906.5)	4.4%	4.4%
SG&A deprec. & amort.	(271.3)			(74.4)	(345.7)	27.4%	27.4%
SG&A total	(2,097.2)			(155.0)	(2,252.2)	7.4%	7.4%
Other operating income/(expenses)	233.4			(70.9)	162.5	-30.4%	-30.4%
Normalized EBIT	2,292.9			(807.6)	1,485.3	-35.2%	-35.2%
% Normalized EBIT margin	31.8%				22.8%	-900 bps	-900 bps
Normalized EBITDA	2,941.8			(763.8)	2,178.0	-26.0%	-26.0%
% Normalized EBITDA margin	40.8%				33.4%	-740 bps	-740 bps

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 12

BEER BRAZIL

Our NR/hl performance was driven by a favorable brand mix which was partially offset by geographic and channel mix. The volume performance this quarter was impacted by a soft industry and unfavorable mix shift, as the premium segment, where we under-index, considerably outperformed the industry. The outbreak of COVID-19 resulted in the shut-down of most of the on-trade channel from mid-March on, leading to a 29.1% volume decline in that month. According to Nielsen, the beer industry declined by mid-single digits in the quarter.

The increase in cash COGS/hl is mostly explained by unfavorable FX, which was not fully offset by commodity tailwinds, while the cash SG&A increase resulted from the planned front-loaded sales and marketing investments.

Beer Brazil	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	21,003.4			(2,421.8)	18,581.5	-11.5%	-11.5%

Net revenue	6,132.8			(678.2)	5,454.6	-11.1%	-11.1%
Net revenue/hl (R$)	292.0			1.6	293.6	0.5%	0.5%
COGS	(2,498.2)			96.9	(2,401.4)	-3.9%	-3.9%
COGS/hl (R$)	(118.9)			(10.3)	(129.2)	8.7%	8.7%
COGS excl. deprec. & amort.	(2,170.5)			69.0	(2,101.4)	-3.2%	-3.2%
COGS/hl excl. deprec. & amort. (R$)	(103.3)			(9.8)	(113.1)	9.4%	9.4%
Gross profit	3,634.6			(581.3)	3,053.3	-16.0%	-16.0%
% Gross margin	59.3%				56.0%	-330 bps	-330 bps
SG&A excl. deprec. & amort.	(1,559.8)			(58.0)	(1,617.8)	3.7%	3.7%
SG&A deprec. & amort.	(242.9)			(59.4)	(302.3)	24.5%	24.5%
SG&A total	(1,802.7)			(117.5)	(1,920.1)	6.5%	6.5%
Other operating income/(expenses)	175.6			(44.7)	130.9	-25.5%	-25.5%
Normalized EBIT	2,007.5			(743.5)	1,264.0	-37.0%	-37.0%
% Normalized EBIT margin	32.7%				23.2%	-950 bps	-950 bps
Normalized EBITDA	2,578.2			(711.9)	1,866.3	-27.6%	-27.6%
% Normalized EBITDA margin	42.0%				34.2%	-780 bps	-780 bps

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 13

NAB BRAZIL

Our net revenue performance was mainly driven by the COVID-19 outbreak, which led to an industry decline of mid-single digits, according to Nielsen, as well as to a negative impact on NR/hl coming from package and brand mix, as more affordable products gained weight.

The cash COGS/hl decline was mostly driven by lower sugar prices, which more than offset the unfavorable FX, while the cash SG&A increase resulted from the planned front-loaded sales and marketing investments.

NAB Brazil	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,505.7			(75.8)	6,429.9	-1.2%	-1.2%

Net revenue	1,081.6			(11.0)	1,070.5	-1.0%	-1.0%
Net revenue/hl (R$)	166.2			0.2	166.5	0.1%	0.1%
COGS	(559.4)			10.6	(548.7)	-1.9%	-1.9%
COGS/hl (R$)	(86.0)			0.6	(85.3)	-0.7%	-0.7%
COGS excl. deprec. & amort.	(509.5)			7.9	(501.6)	-1.5%	-1.5%
COGS/hl excl. deprec. & amort. (R$)	(78.3)			0.3	(78.0)	-0.4%	-0.4%
Gross profit	522.2			(0.4)	521.8	-0.1%	-0.1%
% Gross margin	48.3%				48.7%	40 bps	40 bps
SG&A excl. deprec. & amort.	(266.2)			(22.5)	(288.7)	8.5%	8.5%
SG&A deprec. & amort.	(28.4)			(15.0)	(43.4)	52.9%	52.9%
SG&A total	(294.6)			(37.5)	(332.1)	12.7%	12.7%
Other operating income/(expenses)	57.8			(26.2)	31.6	-45.3%	-45.3%
Normalized EBIT	285.4			(64.1)	221.3	-22.5%	-22.5%
% Normalized EBIT margin	26.4%				20.7%	-570 bps	-570 bps
Normalized EBITDA	363.7			(51.9)	311.8	-14.3%	-14.3%
% Normalized EBITDA margin	33.6%				29.1%	-450 bps	-450 bps

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

The net revenue performance was driven by the volume decline caused by severe restrictions adopted to mitigate COVID-19 throughout the region, which more than offset NR/hl increase.

The cash COGS/hl growth was driven by a higher mix of imported brands and operational deleverage, while the cash SG&A decrease is explained by savings in non-working money.

CAC	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,175.9			(427.9)	2,748.1	-13.5%	-13.5%

Net revenue	1,462.1		111.5	(149.2)	1,424.4	-2.6%	-10.2%
Net revenue/hl (R$)	460.4		40.6	17.4	518.3	12.6%	3.8%
COGS	(643.3)		(55.4)	20.4	(678.4)	5.4%	-3.2%
COGS/hl (R$)	(202.6)		(20.2)	(24.1)	(246.9)	21.9%	11.9%
COGS excl. deprec. & amort.	(566.2)		(48.8)	24.0	(591.0)	4.4%	-4.2%
COGS/hl excl. deprec. & amort. (R$)	(178.3)		(17.7)	(19.0)	(215.0)	20.6%	10.7%
Gross profit	818.8		56.1	(128.8)	746.1	-8.9%	-15.7%
% Gross margin	56.0%				52.4%	-360 bps	-340 bps
SG&A excl. deprec. & amort.	(322.5)		(27.7)	34.5	(315.7)	-2.1%	-10.7%
SG&A deprec. & amort.	(34.6)		(3.4)	(2.4)	(40.4)	16.9%	7.0%
SG&A total	(357.1)		(31.1)	32.1	(356.1)	-0.3%	-9.0%
Other operating income/(expenses)	4.7		0.3	0.3	5.3	13.2%	6.7%
Normalized EBIT	466.4		25.3	(96.4)	395.3	-15.3%	-20.7%
% Normalized EBIT margin	31.9%				27.8%	-410 bps	-370 bps
Normalized EBITDA	578.1		35.4	(90.4)	523.1	-9.5%	-15.6%
% Normalized EBITDA margin	39.5%				36.7%	-280 bps	-240 bps

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 15

LATIN AMERICA SOUTH (LAS)3

Net revenue increased in LAS driven by Argentina, where volumes grew by high single digits, ahead of the industry and supported by a favorable comparable, and NR/hl increased as a result of our continued revenue management initiatives.

The significant increase in Cash COGS/hl is mainly explained by unfavorable FX, while the cash SG&A growth was mainly driven by the high inflation in Argentina.

LAS	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,772.5			561.4	9,333.9	6.4%	6.4%

Net revenue	2,670.2		(148.4)	598.4	3,120.2	16.9%	22.4%
Net revenue/hl (R$)	304.4		(15.9)	45.8	334.3	9.8%	15.0%
COGS	(953.6)		74.9	(535.9)	(1,414.6)	48.3%	56.2%
COGS/hl (R$)	(108.7)		8.0	(50.9)	(151.6)	39.4%	46.8%
COGS excl. deprec. & amort.	(794.0)		66.6	(508.9)	(1,236.3)	55.7%	64.1%
COGS/hl excl. deprec. & amort. (R$)	(90.5)		7.1	(49.1)	(132.4)	46.3%	54.2%
Gross profit	1,716.6		(73.6)	62.6	1,705.6	-0.6%	3.6%
% Gross margin	64.3%				54.7%	-960 bps	-990 bps
SG&A excl. deprec. & amort.	(604.5)		42.8	(169.8)	(731.6)	21.0%	28.1%
SG&A deprec. & amort.	(72.2)		4.8	(11.4)	(78.8)	9.2%	15.8%
SG&A total	(676.8)		47.6	(181.2)	(810.4)	19.8%	26.8%
Other operating income/(expenses)	0.0		(1.5)	18.1	16.7	nm	nm
Normalized EBIT	1,039.8		(27.5)	(100.6)	911.8	-12.3%	-9.7%
% Normalized EBIT margin	38.9%				29.2%	-970 bps	-1020 bps
Normalized EBITDA	1,271.7		(40.5)	(62.2)	1,169.0	-8.1%	-4.9%
% Normalized EBITDA margin	47.6%				37.5%	-1010 bps	-1060 bps

3 Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 16

CANADA4

The net revenue increase in Canada resulted from volume growth, driven by the success of our strategies of leading future growth and premiumization, coupled with pantry loading by the consumers in the first weeks of the COVID-19 pandemic. The NR/hl was flattish, as it was negatively impacted by brand and package mix.

Cash COGS/hl increased, impacted by a higher mix of premium products and phasing within quarters, while cash SG&A was flat, driven savings in non-working money.

Canada	1Q19	Scope	Currency Translation	Organic Growth	1Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	1,838.9	21.9		57.3	1,918.1	4.3%	3.1%

Net revenue	1,293.5	17.5	179.7	42.2	1,532.8	18.5%	3.3%
Net revenue/hl (R$)	703.4	1.1	93.7	0.9	799.2	13.6%	0.1%
COGS	(453.2)	(8.5)	(70.2)	(68.3)	(600.1)	32.4%	15.1%
COGS/hl (R$)	(246.4)	(1.6)	(36.6)	(28.2)	(312.9)	27.0%	11.4%
COGS excl. deprec. & amort.	(428.0)	(8.5)	(63.8)	(46.1)	(546.3)	27.6%	10.8%
COGS/hl excl. deprec. & amort. (R$)	(232.7)	(1.8)	(33.3)	(17.0)	(284.8)	22.4%	7.3%
Gross profit	840.3	9.0	109.6	(26.1)	932.7	11.0%	-3.1%
% Gross margin	65.0%				60.8%	-420 bps	-400 bps
SG&A excl. deprec. & amort.	(529.6)	(9.9)	(71.3)	(0.3)	(611.0)	15.4%	0.0%
SG&A deprec. & amort.	(28.8)	(0.3)	(5.0)	(8.2)	(42.4)	47.0%	28.6%
SG&A total	(558.5)	(10.2)	(76.3)	(8.5)	(653.4)	17.0%	1.5%
Other operating income/(expenses)	(6.9)		(1.6)	(4.7)	(13.2)	91.5%	68.8%
Normalized EBIT	274.9	(1.2)	31.7	(39.4)	266.1	-3.2%	-14.3%
% Normalized EBIT margin	21.3%				17.4%	-390 bps	-370 bps
Normalized EBITDA	329.0	(0.8)	43.1	(8.9)	362.4	10.1%	-2.7%
% Normalized EBITDA margin	25.4%				23.6%	-180 bps	-140 bps

4 The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income decreased because of lower government grants, due to the volume decline observed in Brazil and phasing between quarters.

Other operating income/(expenses)	1Q19	1Q20
R$ million

Government grants/NPV of long term fiscal incentives	204.1	156.6
(Additions to)/reversals of provisions	2.8	(2.6)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	2.7	16.0
Net other operating income/(expenses)	21.7	1.3

Other operating income/(expenses)	231.3	171.3

EXCEPTIONAL ITEMS

Exceptional items corresponded to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including the actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and additional cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional items	1Q19	1Q20
R$ million

Restructuring	(18.2)	(13.9)
IAS 29/CPC 42 (hyperinflation) application effect	(0.2)
COVID-19 impact		(10.2)

Exceptional items	(18.4)	(24.1)

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 18

NET FINANCE RESULTS

The net finance results performance is broken down as follows:

•        Interest income of R$ 147.6 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•        Interest expenses of R$ 426.5 million, which include interest expenses on lease liabilities, as determined by IFRS 16; interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT; interest accrual related to long term state tax incentives in Brazil; as well as a non-cash accrual of approximately R$ 90 million related to the put option associated with our investment in the Dominican Republic;

•        R$ 945.4 million of losses on derivative instruments, mainly explained by losses related to equity swaps, and the increase of FX hedges carry costs linked to our COGS and Capex exposure in Argentina;

•        Losses on non-derivative instruments of R$ 204.2 million, mainly explained by non-cash intercompany FX variation, mostly linked to the Argentinean Peso and the Brazilian real depreciation;

•        R$ 86.6 million of taxes on financial transactions;

•        R$ 101.9 million of other financial expenses, mainly explained by accruals on legal contingencies and pension plan expenses;

•        R$ 80.1 million of non-cash financial income resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 21.

Net finance results	1Q19	1Q20
R$ million

Interest income	135.3	147.6
Interest expenses	(391.3)	(426.5)
Gains/(losses) on derivative instruments	(194.9)	(945.4)
Gains/(losses) on non-derivative instruments	(110.8)	(204.2)
Taxes on financial transactions	(53.9)	(86.6)
Other financial income/(expenses), net	(153.1)	(101.9)

Hyperinflation Argentina	96.7	80.1

Net finance results	(672.1)	(1,536.9)

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 19

DEBT BREAKDOWN

Debt breakdown	December 31, 2019			March 31, 2020
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	474.3	1,881.9	2,356.2	498.7	2,015.2	2,514.0
Foreign Currency	178.9	527.7	706.6	281.4	678.1	959.5
Consolidated Debt	653.1	2,409.7	3,062.8	780.1	2,693.4	3,473.4

Cash and Cash Equivalents less Bank Overdrafts			11,900.6			13,204.5
Current Investment Securities			14.6			44.8

Net debt/(cash)			(8,852.4)			(9,775.8)

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 20

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the reconciliation for income tax and social contribution provision.

Income tax and social contribution	1Q19	1Q20
R$ million

Profit before tax	3,381.5	1,490.9

Adjustment on taxable basis
Non-taxable net financial and other income	(67.0)	(254.4)
Goverment grants (VAT)	(487.2)	(405.0)
Share of results of joint ventures	2.1	6.6
Expenses not deductible	68.0	56.2
Foreign profits taxed in Brazil	179.9	52.8
	3,077.4	947.1
Aggregated weighted nominal tax rate	29.6%	28.7%
Taxes – nominal rate	(910.6)	(272.2)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	369.0	141.4
Tax benefit - amortization on tax books	22.5	19.4
Argentina's hyperinflation effect	(18.2)	(19.6)
Other tax adjustments	(95.1)	(148.6)

Income tax and social contribution expense	(632.5)	(279.7)
Effective tax rate	18.7%	18.8%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2020.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,777,961	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,394,320,807	27.9%
Outstanding	15,733,086,069	100.0%
Treasury	2,031,896
TOTAL	15,735,117,965
Free float B3	3,087,539,733	19.6%
Free float NYSE	1,306,781,074	8.3%

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2020 closing rate for 1Q20 results).

The Hyperinflation Accounting impacts on 1Q20 result from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q20 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 1Q20 results at the closing exchange rate of March 31, 2020 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q19 and 1Q20 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q19	1Q20
Indexation(1)	53.3	38.7
Currency(2)	(129.9)	232.9
Total Impact	(76.6)	271.5

Normalized EBITDA
R$ million	1Q19	1Q20
Indexation(1)	15.2	1.6
Currency(2)	(74.9)	92.8
Total Impact	(59.7)	94.4

BRLARS average rate	10.1104	14.2986
BRLARS closing rate	11.1254	12.4010

(1)     Indexation calculated at each period’s closing exchange rate.

(2)     Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q20, the application of Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 80.1 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 29.5 million; (iii) a negative impact on the Normalized Profit of R$ 29.1 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q19	1Q20
R$ million

Profit - Ambev holders	2,661.9	1,091.8
Non-controlling interest	87.2	119.5
Income tax expense	632.5	279.7
Profit before taxes	3,381.5	1,490.9
Share of results of joint ventures	2.1	6.6
Net finance results	672.1	1,536.9
Exceptional items	18.4	24.1
Normalized EBIT	4,074.2	3,058.5
Depreciation & amortization - total	1,046.5	1,174.0
Normalized EBITDA	5,120.7	4,232.5

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 23

Q1 2020 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto Chief Executive Officer Lucas Machado Lira Chief Financial and Investor Relations Officer
Language:	English
Date:	May 7, 2020 (Thursday)
Time:	12:00 (Brasília time) 11:00 (EST)
Phone number:	US participants International participants	+1 (844) 435-0325 +1 (412) 317-6367
Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcastlite.mziq.com/cover.html?webcastId=e5470f7f-2d05-4983-8829-d843c3deb27d

A slide presentation will be available for download in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10142233 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2019 (1Q19). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q19	1Q20%		1Q19	1Q20%		1Q19	1Q20%		1Q19	1Q20%		1Q19	1Q20%		1Q19	1Q20%		1Q19	1Q20%
Volume (000 hl)	21,003.4	18,581.5	-11.5%	6,505.7	6,429.9	-1.2%	27,509.1	25,011.4	-9.1%	3,175.9	2,748.1	-13.5%	8,772.5	9,333.9	6.4%	1,838.9	1,918.1	3.1%	41,296.4	39,011.5	-5.6%

R$ million
Net revenue	6,132.8	5,454.6	-11.1%	1,081.6	1,070.5	-1.0%	7,214.4	6,525.1	-9.6%	1,462.1	1,424.4	-10.2%	2,670.2	3,120.2	22.4%	1,293.5	1,532.8	3.3%	12,640.1	12,602.6	-1.6%
% of total	48.5%	43.3%		8.6%	8.5%		57.1%	51.8%		11.6%	11.3%		21.1%	24.8%		10.2%	12.2%		100.0%	100.0%
COGS	(2,498.2)	(2,401.4)	-3.9%	(559.4)	(548.7)	-1.9%	(3,057.6)	(2,950.1)	-3.5%	(643.3)	(678.4)	-3.2%	(953.6)	(1,414.6)	56.2%	(453.2)	(600.1)	15.1%	(5,107.7)	(5,643.2)	9.3%
% of total	48.9%	42.6%		11.0%	9.7%		59.9%	52.3%		12.6%	12.0%		18.7%	25.1%		8.9%	10.6%		100.0%	100.0%
Gross profit	3,634.6	3,053.3	-16.0%	522.2	521.8	-0.1%	4,156.8	3,575.1	-14.0%	818.8	746.1	-15.7%	1,716.6	1,705.6	3.6%	840.3	932.7	-3.1%	7,532.4	6,959.4	-8.9%
% of total	48.3%	43.9%		6.9%	7.5%		55.2%	51.4%		10.9%	10.7%		22.8%	24.5%		11.2%	13.4%		100.0%	100.0%
SG&A	(1,802.7)	(1,920.1)	6.5%	(294.6)	(332.1)	12.7%	(2,097.2)	(2,252.2)	7.4%	(357.1)	(356.1)	-9.0%	(676.8)	(810.4)	26.8%	(558.5)	(653.4)	1.5%	(3,689.5)	(4,072.2)	8.5%
% of total	48.9%	47.2%		8.0%	8.2%		56.8%	55.3%		9.7%	8.7%		18.3%	19.9%		15.1%	16.0%		100.0%	100.0%
Other operating income/(expenses)	175.6	130.9	-25.5%	57.8	31.6	-45.3%	233.4	162.5	-30.4%	4.7	5.3	6.7%	0.0	16.7	nm	(6.9)	(13.2)	68.8%	231.3	171.3	-24.7%
% of total	75.9%	76.4%		25.0%	18.5%		100.9%	94.9%		2.0%	3.1%		0.0%	9.7%		-3.0%	-7.7%		100.0%	100.0%
Normalized EBIT	2,007.5	1,264.0	-37.0%	285.4	221.3	-22.5%	2,292.9	1,485.3	-35.2%	466.4	395.3	-20.7%	1,039.8	911.8	-9.7%	274.9	266.1	-14.3%	4,074.2	3,058.5	-25.6%
% of total	49.3%	41.3%		7.0%	7.2%		56.3%	48.6%		11.4%	12.9%		25.5%	29.8%		6.7%	8.7%		100.0%	100.0%
Normalized EBITDA	2,578.2	1,866.3	-27.6%	363.7	311.8	-14.3%	2,941.8	2,178.0	-26.0%	578.1	523.1	-15.6%	1,271.7	1,169.0	-4.9%	329.0	362.4	-2.7%	5,120.7	4,232.5	-18.1%
% of total	50.3%	44.1%		7.1%	7.4%		57.4%	51.5%		11.3%	12.4%		24.8%	27.6%		6.4%	8.6%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-40.7%	-44.0%		-51.7%	-51.3%		-42.4%	-45.2%		-44.0%	-47.6%		-35.7%	-45.3%		-35.0%	-39.2%		-40.4%	-44.8%
Gross profit	59.3%	56.0%		48.3%	48.7%		57.6%	54.8%		56.0%	52.4%		64.3%	54.7%		65.0%	60.8%		59.6%	55.2%
SG&A	-29.4%	-35.2%		-27.2%	-31.0%		-29.1%	-34.5%		-24.4%	-25.0%		-25.3%	-26.0%		-43.2%	-42.6%		-29.2%	-32.3%
Other operating income/(expenses)	2.9%	2.4%		5.3%	3.0%		3.2%	2.5%		0.3%	0.4%		0.0%	0.5%		-0.5%	-0.9%		1.8%	1.4%
Normalized EBIT	32.7%	23.2%		26.4%	20.7%		31.8%	22.8%		31.9%	27.8%		38.9%	29.2%		21.3%	17.4%		32.2%	24.3%
Normalized EBITDA	42.0%	34.2%		33.6%	29.1%		40.8%	33.4%		39.5%	36.7%		47.6%	37.5%		25.4%	23.6%		40.5%	33.6%

Per hectoliter - (R$/hl)
Net revenue	292.0	293.6	0.5%	166.2	166.5	0.1%	262.3	260.9	-0.5%	460.4	518.3	3.8%	304.4	334.3	15.0%	703.4	799.2	0.1%	306.1	323.0	2.2%
COGS	(118.9)	(129.2)	8.7%	(86.0)	(85.3)	-0.7%	(111.1)	(117.9)	6.1%	(202.6)	(246.9)	11.9%	(108.7)	(151.6)	46.8%	(246.4)	(312.9)	11.4%	(123.7)	(144.7)	15.8%
Gross profit	173.0	164.3	-5.0%	80.3	81.2	1.1%	151.1	142.9	-5.4%	257.8	271.5	-2.6%	195.7	182.7	-2.6%	457.0	486.3	-6.0%	182.4	178.4	-3.6%
SG&A	(85.8)	(103.3)	20.4%	(45.3)	(51.6)	14.1%	(76.2)	(90.0)	18.1%	(112.4)	(129.6)	5.2%	(77.1)	(86.8)	19.2%	(303.7)	(340.7)	-1.5%	(89.3)	(104.4)	14.9%
Other operating income/(expenses)	8.4	7.0	-15.8%	8.9	4.9	-44.7%	8.5	6.5	-23.4%	1.5	1.9	23.4%	0.0	1.8	nm	(3.7)	(6.9)	63.0%	5.6	4.4	-20.3%
Normalized EBIT	95.6	68.0	-28.8%	43.9	34.4	-21.5%	83.4	59.4	-28.8%	146.9	143.8	-8.3%	118.5	97.7	-15.1%	149.5	138.7	-16.7%	98.7	78.4	-21.2%
Normalized EBITDA	122.7	100.4	-18.2%	55.9	48.5	-13.3%	106.9	87.1	-18.6%	182.0	190.4	-2.5%	145.0	125.2	-10.6%	178.9	188.9	-5.5%	124.0	108.5	-13.2%

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 26

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2019	March 31, 2020

Assets
Current assets
Cash and cash equivalents	11,900.7	13,204.5
Investment securities	14.6	44.8
Derivative financial instruments	172.1	371.3
Trade receivables	4,495.5	3,394.3
Inventories	5,978.6	7,752.7
Income tax and social contributions receivable	1,831.4	3,112.6
Other taxes receivable	2,242.7	2,153.8
Other assets	985.6	1,052.4
	27,621.1	31,086.4

Non-current assets
Investment securities	163.6	200.9
Derivative financial instruments	1.2	0.4
Income tax and social contributions receivable	4,331.9	3,054.3
Deferred tax assets	2,950.1	4,048.2
Other taxes receivable	671.1	730.8
Other assets	1,751.7	1,899.1
Employee benefits	56.2	71.2
Investments in joint ventures	303.4	339.6
Property, plant and equipment	22,576.3	25,063.4
Intangible	6,306.4	7,842.5
Goodwill	35,009.9	39,350.8
	74,121.8	82,601.2

Total assets	101,742.9	113,687.6

Equity and liabilities
Current liabilities
Trade payables	15,069.6	16,321.1
Derivative financial instruments	355.3	1,172.4
Interest-bearing loans and borrowings	653.1	780.1
Payroll and social security payables	833.0	976.3
Dividends and interest on shareholder´s equity payable	956.6	1,072.9
Income tax and social contribution payable	1,394.2	1,310.0
Taxes and contributions payable	4,108.5	1,759.8
Other liabilities	1,530.7	1,705.5
Provisions	110.0	120.0
	25,011.0	25,218.1

Non-current liabilities
Trade payables	309.6	271.0
Derivative financial instruments	0.1	6.6
Interest-bearing loans and borrowings	2,409.7	2,693.4
Deferred tax liabilities	2,371.1	2,861.8
Income tax and social contribution payable	2,219.6	2,212.2
Taxes and contributions payable	645.2	695.3
Put option granted on subsidiary and other liabilities	3,145.4	4,178.3
Provisions	371.0	367.1
Employee benefits	2,704.5	3,074.7
	14,175.9	16,360.4

Total liabilities	39,186.9	41,578.5

Equity
Issued capital	57,866.8	57,899.1
Reserves	75,685.7	75,701.8
Comprehensive income	(72,274.5)	(64,632.9)
Retained earnings		1,392.0
Equity attributable to equity holders of Ambev	61,278.0	70,359.9
Non-controlling interests	1,278.0	1,749.2
Total Equity	62,556.0	72,109.1

Total equity and liabilities	101,742.9	113,687.6

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 27

CONSOLIDATED INCOME STATEMENT	1Q19	1Q20
R$ million

Net revenue	12,640.1	12,602.6
Cost of goods sold	(5,107.7)	(5,643.2)
Gross profit	7,532.4	6,959.4

Distribution expenses	(1,626.7)	(1,851.3)
Sales and marketing expenses	(1,401.3)	(1,555.5)
Administrative expenses	(661.5)	(665.3)
Other operating income/(expenses)	231.3	171.3

Normalized EBIT	4,074.2	3,058.5

Exceptional items	(18.4)	(24.1)

Income from operations (EBIT)	4,055.7	3,034.4

Net finance results	(672.1)	(1,536.9)
Share of results of joint ventures	(2.1)	(6.6)

Profit before income tax	3,381.5	1,490.9

Income tax expense	(632.5)	(279.7)

Profit	2,749.1	1,211.3
Equity holders of Ambev	2,661.9	1,091.8
Non-controlling interest	87.2	119.5

Basic earnings per share (R$)	0.17	0.07
Diluted earnings per share (R$)	0.17	0.07

Normalized Profit	2,762.4	1,227.8

Normalized basic earnings per share (R$)	0.17	0.07
Normalized diluted earnings per share (R$)	0.17	0.07

Nº of basic shares outstanding (million of shares)	15,723.3	15,731.4
Nº of diluted shares outstanding (million if shares)	15,853.0	15,861.2

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2020 Results May 7, 2020 Page | 28

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q19	1Q20
R$ million

Profit	2,749.1	1,211.3
Depreciation, amortization and impairment	1,046.5	1,174.0
Impairment losses on receivables and inventories	45.1	53.5
Additions/(reversals) in provisions and employee benefits	14.8	19.4
Net finance cost	672.1	1,536.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(11.8)	(27.3)
Equity-settled share-based payment expense	45.4	51.8
Income tax expense	632.5	279.7
Share of result of joint ventures	2.1	6.6
Other non-cash items included in the profit	(438.8)	(346.8)
Cash flow from operating activities before changes in working capital and provisions	4,757.0	3,959.0
(Increase)/decrease in trade and other receivables	687.2	2,665.9
(Increase)/decrease in inventories	(666.0)	(1,142.7)
Increase/(decrease) in trade and other payables	(1,222.9)	(2,518.3)
Cash generated from operations	3,555.3	2,963.9
Interest paid	(73.2)	(133.0)
Interest received	133.0	133.7
Dividends received	0.2	0.9
Income tax and social contributions paid	(1,535.2)	(1,421.5)
Cash flow from operating activities	2,080.1	1,544.1

Proceeds from sale of property, plant, equipment and intangible assets	19.8	30.2
Acquisition of property, plant, equipment and intangible assets	(546.1)	(1,346.3)
Acquisition of subsidiaries, net of cash acquired	(44.6)	(279.3)
(Investments)/net proceeds of debt securities	(14.6)	(75.3)
Net proceeds/(acquisition) of other assets	202.3
Cash flow used in investing activities	(383.1)	(1,670.7)

Capital increase	2.5
Capital increase in non-controling		0.7
Proceeds/(repurchase) of shares	(1.3)	(4.5)
Acquisition of non-controlling interests	(0.0)
Proceeds from borrowings	801.6	86.5
Repayment of borrowings	(92.4)	(46.9)
Cash net finance costs other than interests	(886.7)	(8.1)
Payment of lease liabilities	(154.5)	(128.7)
Dividends and interest on shareholders’ equity paid	(53.0)	(46.5)
Cash flow used in financing activities	(383.8)	(147.6)

Net increase/(decrease) in Cash and cash equivalents	1,313.2	(274.2)
Cash and cash equivalents less bank overdrafts at beginning of period	11,463.5	11,900.6
Effect of exchange rate fluctuations	45.8	1,578.0
Cash and cash equivalents less bank overdrafts at end of period	12,822.5	13,204.5

AMBEV REPORTS 2020 FIRST QUARTER RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer